# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ducommun Inc /DE/, CIK 0000030305
CUSIP: 264147109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 600 Anton Boulevard, Suite 1100, Costa Mesa, California (CA), 92626
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-013403
Filed by CIK 0001982492

## Reporting persons
- Albion River Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(c)
- Ignium LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(c).
- Darren Farber: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Please see note in Item 4(c).

## Item 1. Issuer
Name of issuer: Ducommun Inc /DE/
Address of issuer's principal executive offices: 600 Anton Boulevard, Suite 1100, Costa Mesa, CA 92626

## Item 2. Person Filing
Name of person filing:
Albion River Management LLC
Ignium LP
Darren Farber
Address of principal business office or, if none, residence: 2600 Tower Oaks Boulevard, Suite 280 Rockville, MD 20852
Citizenship: Albion River Management LLC - Delaware Ignium LP - Delaware Darren Farber - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Albion River Management LLC - 0
Ignium LP - 0
Darren Farber - 0
Percent of class:
Albion River Management LLC - 0%
Ignium LP - 0%
Darren Farber - 0%
Sole power to vote or to direct the vote:
Albion River Management LLC - 0
Ignium LP - 0
Darren Farber - 0
Shared power to vote or to direct the vote:
Albion River Management LLC - 0
Ignium LP - 0
Darren Farber - 0
Sole power to dispose or to direct the disposition:
Albion River Management LLC - 0
Ignium LP - 0
Darren Farber - 0
Shared power to dispose or to direct the disposition:
Albion River Management LLC - 0
Ignium LP - 0
Darren Farber - 0

Shares reported herein represent Common Stock of Ducommun Incorporated (the "Issuer") held by Ignium LP, a Delaware limited partnership (the "Fund"). The Fund is a private pooled investment vehicle for which Albion River Management LLC, a Delaware limited liability company (the "Investment Manager"), serves as the investment manager. Darren Farber serves as the managing partner of the Investment Manager (all of the foregoing, collectively, the "Reporting Persons").

By virtue of these relationships (i.e., Mr. Farber's sole authority to direct the affairs of the Investment Manager, including the voting and disposition of shares of Common Stock held by all Reporting Persons), the Reporting Persons may be deemed to have sole voting and dispositive power with respect to the shares owned directly by the Fund. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the shares for purposes of Section 13 of the Exchange Act 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of the Reporting Person's pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see note in Item 4(c).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Statement

## Signatures
- Albion River Management LLC: /s/ Mark Schneiderman, Mark Schneiderman, Chief Legal Officer (02/10/2025)
- Ignium LP: /s/ Mark Schneiderman, Mark Schneiderman, General Counsel of Ignium GP, LLC, general partner of Ignium LP (02/10/2025)
- Darren Farber: /s/ Darren Farber, Darren Farber, Individually (02/10/2025)